SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13D

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Conn’s Voting Trust, Steven Patterson, Trustee
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 7,071,533
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,071,533
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 21.9
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,638
	(9)	Sole dispositive power 164,860
	(10)	Shared dispositive power 5,638
(11)	Aggregate amount beneficially owned by each reporting person 170,498
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.5
(14)	Type of reporting person (see instructions) BD, CO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 599
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,744,112
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,744,112
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.5
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 200,701
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 200,701
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.6
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 927,745
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 927,745
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 2.9
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,254,539
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,254,539
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 3.9
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 74,779
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 74,779
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.2
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,352
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,352
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 74,779
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 74,779
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.2
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,352
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,352
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 74,779
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 74,779
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.2
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,352
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,352
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Grandchild’s Trust #2
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 624,020
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 624,020
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.9
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 495,779
	(10)	Shared dispositive power 1,254,539
(11)	Aggregate amount beneficially owned by each reporting person 1,750,318
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 5.4
(14)	Type of reporting person (see instructions) IN

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 104,163
	(8)	Shared voting power 0
	(9)	Sole dispositive power 260,382
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 260,382
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.8
(14)	Type of reporting person (see instructions) IN

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2000 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 152,497
	(8)	Shared voting power 0
	(9)	Sole dispositive power 427,382
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 427,382
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.3
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 206,116
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 206,116
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.6
(14)	Type of reporting person (see instructions) OO

CUSIP No. 208242107

Introductory Statement

This Amendment No. 10 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 10 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010, (ix) Amendment No. 8 to the statement filed on December 15, 2010, and (x) Amendment No. 9 to the statement filed on January 13, 2012 (collectively, the “Prior Filings” and collectively with this Amendment No. 10, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings with respect to the reporting persons.

This Amendment No. 10 is being filed to reflect the sale by certain of the reporting persons of shares of the Common Stock which, in the aggregate, exceed 1% of the outstanding Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is supplemented by adding the following: On December 9, 2011, Stephens Inc. entered into a letter of acceptance, waiver and consent with the Financial Industry Regulatory Authority consenting to findings that the firm transmitted to the Order Audit Trail System (“OATS”) during 2010 certain orders that contained inaccurate, incomplete, or improperly formatted data, and that the firm failed on certain occasions to disclose the firm’s correct capacity in the transaction, or that transactions were executed at an average price. Stephens Inc. received a censure and a fine of $12,500.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

	Number of Shares Beneficially	Percent of Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Conn’s Voting Trust(2)	7,071,533	21.9	7,071,533	0	0	0
Stephens Inc.(3)	170,498	0.5	0	5,638	164,860	5,638
Warren A. Stephens Trust	2,744,112	8.5	599	0	2,744,112	0
Warren A. Stephens Grantor Trust	200,701	0.6	0	0	200,701	0
Harriet C. Stephens Trust	927,745	2.9	0	0	927,745	0
Warren & Harriet Stephens Children’s Trust	1,254,539	3.9	0	0	1,254,539	0
Warren Miles Amerine Stephens 95 Trust	74,779	0.2	0	0	74,779	0

CUSIP No. 208242107

	Number of Shares Beneficially	Percent of Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Warren Miles Amerine Stephens Trust	6,352	0.0	0	0	6,352	0
John Calhoun Stephens 95 Trust	74,779	0.2	0	0	74,779	0
John Calhoun Stephens Trust	6,352	0.0	0	0	6,352	0
Laura Whitaker Stephens 95 Trust	74,779	0.2	0	0	74,779	0
Laura Whitaker Stephens Trust	6,352	0.0	0	0	6,352	0
Grandchild’s Trust #2	624,020	1.9	0	0	624,020	0
Curtis F. Bradbury, Jr.(4)	1,750,318	5.4	0	0	495,779	1,254,539
Douglas H. Martin(5)	260,382	0.8	104,163	0	260,382	0
Stephens Investment Partners 2000 LLC	0	0	0	0	0	0
Warren A. Stephens(6)	3,567,164	11.1	153,096	5,638	3,355,410	211,754
Harriet C. Stephens(7)	1,334,562	4.1	0	0	1,128,446	206,116
Stephens Investments Holdings LLC	427,382	1.3	152,497	0	427,382	0
WAS Conn’s Annuity Trust One	206,116	0.6	0	0	206,116	0
Steve Patterson, Voting Trustee	7,071,533	21.9	7,071,533	0	0	0

(1)	Based on 32,281,495 shares of the Common Stock reported by the Issuer as outstanding as of March 30, 2012, as set forth in the Form 10-Q filed by the Issuer on April 12, 2012.
(2)	Pursuant to the terms of the Voting Trust Agreement, the trustee of the Voting Trust must vote the shares of Common Stock held by the voting trust “for” or “against” any proposal or other matter submitted to the stockholders of the Issuer for approval in the same proportion as the votes cast “for” and “against” such proposal or other matter by all other stockholders, not counting abstentions. Number of shares includes 164,860 shares contributed by Stephens Inc., 2,743,513 contributed by Warren A. Stephens Trust, 200,701 shares contributed by Warren A. Stephens Grantor Trust, 927,745 shares contributed by Harriet C. Stephens Trust, 1,254,539 shares contributed by Warren & Harriet Stephens Children’s Trust, 74,779 shares contributed by each of Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, also includes 6,352 shares contributed by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, also includes 624,020 shares contributed by Grandchild’s Trust #2, 271,442 shares contributed by Curtis F. Bradbury, Jr., 153,119 shares contributed by Doug Martin, 274,885 shares contributed by Stephens Investments Holdings LLC, 206,116 shares contributed by WAS Conn’s Annuity Trust One, 4,100 shares contributed by Melanie Masino Custodian for Kye Masino, 1,000 shares contributed by Doug Martin Custodian for Brett Austin Martin, 1,000 shares contributed by Doug Martin Custodian for James Garth Martin, and 1,100 shares contributed by Doug Martin Custodian for Haven Celeste Martin.
(3)	Includes 164,860 shares which have been contributed to the Voting Trust and as to which Stephens Inc. has no voting power and sole dispositive power, and 5,638 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm has shared voting power and shared dispositive power.
(4)	Includes 271,442 shares which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. Also includes 74,779 shares which have been contributed to the Voting Trust by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, as to which Mr. Bradbury, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 1,254,539 shares beneficially owned by Warren and Harriet Stephens Children’s Trust which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power.

CUSIP No. 208242107

(5)	Includes 14,602 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, and 153,119 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 80,000 shares which Mr. Martin has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Amendment No. 10 as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 9,561 shares which Mr. Martin has the right to receive upon the vesting of restricted stock units within 60 days of the date of the filing of this Amendment No. 10 as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 1,000 shares held by Doug Martin Custodian for Brett Austin Martin, 1,000 shares held by Doug Martin Custodian for James Garth Martin, and 1,100 shares held by Doug Martin Custodian for Haven Celeste Martin which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power.
(6)	Includes 164,860 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 5,638 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Stephens Inc. has shared voting power and shared dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 274,885 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 2,743,513 shares beneficially owned by Warren A. Stephens Trust One which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 599 shares beneficially owned by Warren A. Stephens Trust as to which Mr. Stephens, as trustee, has sole voting power and sole dispositive power. Also includes 152,497 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Total does not includes shares owned by Mr. Stephens wife, Harriet C. Stephens (other than the 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One).
(7)	Includes 927,745 shares beneficially owned by Harriet C. Stephens Trust and 200,701 shares beneficially owned by Warren A. Stephens Grantor Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as sole trustee of both trusts, has no voting power and sole dispositive power. Also includes 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Such total does not include shares owned by Warren A. Stephens.

Item 5(c) of the Statement is supplemented by adding the following: During the past sixty days, the persons listed in Items 5(a) and (b) above effected the following transactions in the Common Stock: On March 30, 2012, Stephens Investments Holdings LLC acquired from Stephens Investment Partners 2000 LLC 152,032 shares of the Common Stock. The transfer was in partial repayment of a loan from Stephens Investments Holdings LLC in 2003. No consideration was paid by Stephens Investments Holdings LLC in connection with its acquisition of such shares on March 30, 2012. On April 9, 2012, Doug Martin sold 10,000 shares of the Common Stock in open market transactions at a weighted average price of $18.588 per share. On April 10, 2012, Doug Martin sold 10,000 shares of the Common Stock in open market transactions at a weighted average price of $18.3802 per share. On April 11, 2012, Warren A. Stephens Grantors Trust sold 29,600 shares of the Common Stock in open market transactions at a weighted average price of $17.5188 per share. On April 12, 2012, Stephens Inc. sold 52,700 shares of the Common Stock in open market transactions at a weighted average price of $17.5802 per share. On April 12, 2012, Warren A. Stephens Grantors Trust sold 15,400 shares of the Common Stock in open market transactions at a weighted average price of $17.5802 per share. On April 13, 2012, Grandchild’s Trust #2 sold 30,000 shares of the Common Stock in open market transactions at a weighted average price of $17.6386 per share. On April 16, 2012, Grandchild’s Trust #2 sold 70,000 shares of the Common Stock in open market transactions at a weighted average price of $18.1741 per share. On April 16, 2012, Curt Bradbury sold 10,000 shares of the Common Stock in open market transactions at a weighted average price of $18.075 per share. On April 16, 2012, Harriet C. Stephens Trust sold 150,000 shares of

CUSIP No. 208242107

the Common Stock in open market transactions at a weighted average price of $18.1741 per share. On April 17, 2012, Grandchild’s Trust #2 sold 100,000 shares of the Common Stock in open market transactions at a weighted average price of $19.1593 per share. On April 17, 2012, Warren and Harriet Stephens Children’s Trust sold 82,200 shares of the Common Stock in open market transactions at a weighted average price of $19.1593 per share. On April 17, 2012, Curt Bradbury sold 10,000 shares of the Common Stock in open market transactions at a price of $19.00 per share. On April 18, 2012, Warren and Harriet Stephens Children’s Trust sold 2,055 shares of the Common Stock in open market transactions at a price of $19.20 per share. On April 18, 2012, Curt Bradbury sold 5,000 shares of the Common Stock in open market transactions at a weighted average price of $19.1878 per share.

Item 5(e) of the Statement is supplemented by adding the following: Stephens Investment Partners 2000 LLC was dissolved on March 29, 2012 and ceased to be the beneficial owner of more than five percent of the Common Stock on that date.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1             Agreement to File Joint Schedule 13D

CUSIP No. 208242107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2012

Date

/s/ David A. Knight

David A. Knight, as attorney in fact for Conn’s Voting Trust, Stephens Inc., Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investment Partners 2000 LLC, Stephens Investments Holdings LLC, and WAS Conn’s Annuity Trust One

CUSIP No. 208242107

EXHIBIT 1

AGREEMENT TO FILE JOINT SCHEDULE 13D

Each of the undersigned, being a record owner or “beneficial owner” of the common stock of Conn’s, Inc. (“Common Stock”), hereby agrees to jointly file a Schedule 13D with respect to their respective holdings of the Common Stock and to include this agreement as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, each of the undersigned has executed and delivered this agreement as of the 23rd day of April, 2012.

/s/ David A. Knight

David A. Knight, as attorney in fact for Conn’s Voting Trust, Stephens Inc., Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investment Partners 2000 LLC, Stephens Investments Holdings LLC, and WAS Conn’s Annuity Trust One